Exhibit 12.2
ARIZONA PUBLIC SERVICE COMPANY
COMPUTATION OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Nine Months
	Ended
	September 30,	Twelve Months Ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings:
Income from continuing operations attributable to common shareholder	$327,852	$251,225	$262,344	$283,940	$269,730	$170,479
Income taxes	173,320	152,574	107,261	151,157	138,927	98,010
Fixed charges	174,247	227,274	206,896	195,144	184,059	171,126

Total earnings	$675,419	$631,073	$576,501	$630,241	$592,716	$439,615

Fixed Charges:
Interest charges	$167,652	$218,969	$197,964	$186,702	$176,459	$164,626
Amortization of debt discount	3,376	4,675	4,702	4,639	4,363	4,085
Estimated interest portion of annual rents	3,219	3,630	4,230	3,803	3,237	2,415

Total fixed charges	$174,247	$227,274	$206,896	$195,144	$184,059	$171,126

Ratio of Earnings to Fixed Charges (rounded down)	3.87	2.77	2.78	3.22	3.22	2.56